UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Constitution Capital Access Fund, LLC

(Name of Issuer)

Class I Shares

(Title of Class of Securities)

21039R309

(CUSIP Number)

Jonathan Wedgbury

c/o Universities Superannuation Scheme Ltd.

60 Threadneedle Street

London EC2R 8HP

+44 (0) 20 7972 0300

with copies to:

Nicole M. Runyan, Esq.

Brad A. Green, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Universities Superannuation Scheme Limited as sole corporate trustee for Universities Superannuation Scheme
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 56,280,455
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,280,455
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,280,455
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 99.98%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 56,290,455 Class I Shares issued and outstanding as of October 1, 2022, based on information received from the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the Class I shares of limited liability company interests (“Class I Shares”) of Constitution Capital Access Fund, LLC (the “Issuer”). The address of the Issuer’s principal executive offices is: c/o Constitution Capital PM, LP, 300 Brickstone Square, Ste 1001, Andover, Massachusetts 01810.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Universities Superannuation Scheme Limited as the sole corporate trustee of the Universities Superannuation Scheme (the “Reporting Person”). L8 Investment Holdings LP (“L8”), an indirect and wholly-owned subsidiary of USSL, is the direct holder of the reported securities.

(b) The address and principal office of the Reporting Person is 60 Threadneedle Street, London EC2R 8HP.

(c) The Reporting Person is the sole corporate trustee of the Universities Superannuation Scheme, which is a defined benefit occupational pension scheme established under English law.

(d)-(e) The Reporting Person has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized in the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

On October 1, 2022, L8 acquired 56,280,455 Class I Shares from the Issuer at a per share price of $10.00 in connection with the reorganization of U/C Seed Partnership Fund, L.P. with and into the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the Class I Shares subject to this Schedule 13D for investment purposes. Subject and pursuant to the terms of the Agreement (as described and defined below), L8 will request to tender its Class I Shares of the Issuer in each repurchase offer conducted by the Issuer. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b) The 56,280,455 Class I Shares reported in this statement are directly held by L8. The Reporting Person indirectly owns 100% of L8 Investment Holdings LP, the general partner of L8, and is the sole limited partner of L8. Accordingly, the Reporting Person may be deemed to have voting and dispositive control of the Class I Shares as set forth in rows 7 through 13 of the cover page of this Statement. The 56,280,455 Class I Shares reported in this statement represent 99.87% of the 56,290,455 Class I Shares outstanding as of October 1, 2022, based on information received from the Issuer. The information set forth in Items 7 through 13 of the cover pages hereto is incorporated herein by reference. The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) The information set forth in Item 3 hereof is incorporated herein by reference.

(d) Except as set forth in this Schedule 13D, no person has the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, securities covered by Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Regarding L8’s participation in tender offers by the Issuer, a Letter Agreement, dated as of September 30, 2022, between L8 and Constitution Capital PM, LP, as investment adviser to the Issuer (the “Agreement”), is attached hereto as Exhibit 99.1. Pursuant to the terms of the Agreement, L8 has agreed that, to the extent permissible under the U.S. federal securities laws and subject to a determination that it would be advisable under the circumstances, L8 will request to tender Class I Shares of the Issuer in each repurchase offer conducted by the Issuer as set forth in the Agreement. The Agreement will terminate automatically upon the date as of which L8 no longer owns any Shares of the Issuer. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Letter Agreement, dated as of September 30, 2022, by and between L8 Investment Holdings LP and Constitution Capital PM, LP.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2022

Universities Superannuation Scheme Limited

By: USS Investment Management Limited as agent for and on behalf of Universities Superannuation Scheme Limited (in its capacity as the sole corporate trustee of the Universities Superannuation Scheme)

/s/ Jonathan Wedgbury
Name: Jonathan Wedgbury
Title: Head of Compliance, USS Investment Management Limited